SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

For the month of October 2007	Commission File Number:001-15014
SUN LIFE FINANCIAL INC.
(the “Company”)

(Translation of registrant’s name into English)
150 King Street West, Toronto, Ontario, M5H 1J9

(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	Form 40-F ☑
[Indicate be check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Exhibit
99.1	Interim Management’s Discussion and Analysis for the period ended September 30, 2007.

99.2	Interim Consolidated Financial Statements for the period ended September 30, 2007.

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc. (Registrant)
Date: October 30, 2007	By	/s/ “Thomas A. Bogart”
Thomas A. Bogart,
Executive Vice-President and Chief Legal Officer